SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)1

Emerson Radio Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

291087203
(CUSIP Number)
Lloyd I. Miller, III, 3300 South Dixie Highway, Suite 1-365, West Palm Beach, Florida, 33405 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 8 pages

1 The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	291087203	13D/A2	Page 2 of 8

1	NAME OF REPORTING PERSON
Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,530,398
	8	SHARED VOTING POWER
44,500
	9	SOLE DISPOSITIVE POWER
1,530,398
	10	SHARED DISPOSITIVE POWER
44,500

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,574,898
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.8%

14	TYPE OF REPORTING PERSON*
IN-OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A2

This constitutes Amendment No. 2 to the statement on Schedule 13D (the “Amendment No. 2”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed January 12, 2015 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Emerson Radio Corp. (“Emerson” or the “Company”). The Company’s principal executive offices are located at 3 University Plaza, Suite 405, Hackensack, New Jersey 07601. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-3 (“Trust A-3”), Trust A-4 (“Trust A-4”) and Trust C (“Trust C and, collectively with Trust A-3 and Trust A-4, the “Trusts”). The Trusts and Lloyd I. Miller Trust D (“Trust D’) were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, two of which are Trust A-3 and Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-3 were purchased with funds generated and held by Trust A-3. The aggregate purchase price for the shares of Common Stock purchased by Trust A-3 was approximately $346,465.00. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $426,542.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $273,982.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $43,255.00.

Mr. Miller is the managing member of Milfam LLC which is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.

Milfam I: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was approximately $3,820.00.

Milfam II: All of the Shares Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was approximately $270,971.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $132,773.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT (I10) (“MILGRAT (I10)”), dated as of November 18, 2014, Mr. Miller was named as the trustee to MILGRAT (I10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (I10) were contributed to MILGRAT (I10) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT (P10) (“MILGRAT (P10)”), dated as of June 5, 2015, Mr. Miller was named as the trustee to MILGRAT (P10). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT (P10) were contributed to MILGRAT (P10) by its grantor, Catherine C. Miller.

Mr. Miller is the settlor of an individual retirement trust account (the “IRA”). All of the shares of Common Stock held by the IRA were purchased with personal funds generated and contributed to the IRA by Mr. Miller.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The Shares covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor.

Late filings of reports with the Securities and Exchange Commission. Mr. Miller believes that shareholders continue to be harmed by oversight and disclosure failings at the Company. Emerson’s most recent annual report on Form 10-K was delayed, apparently in connection with a tax settlement with the IRS of more than $3 million. Then, in November 2015, Emerson filed a non-timely Form 10-Q with two adverse disclosures: a net loss of $0.9 million for the quarter and the loss of a key customer, who will discontinue retailing Emerson-branded microwave oven and compact refrigeration products.

No annual meeting of stockholders held in 2015. The annual meeting of stockholders was last held in October 2014, and no annual meeting has been held to date in 2015. Based on disclosure in the most recent Form 10-K/A, shareholder proposals for the next annual meeting may be submitted until a reasonable time before the Company begins to print and mail its next proxy materials. In light of recent business declines and the potential for shareholder proposals, Mr. Miller believes that the Board of Directors should proactively adopt governance reforms and pursue a sale of the Company, as described below.

Continued uncertainties surrounding bankruptcy of controlling shareholder. As described in Emerson’s SEC filings, a controlling block of Emerson’s common stock is held by Grande Holdings Limited (Provisional Liquidators Appointed), the Company’s controlling shareholder, which has been subject to bankruptcy and restructuring proceedings since 2011. In its late-filed Form 10-K, Emerson discloses the risk that “actions taken by the Provisional Liquidators over Grande could affect in an adverse way a number of significant aspects of the Company’s business.”

Controlled company and reduced governance requirements. As disclosed in its late-filed Form 10-K, Emerson is a controlled company as defined in the NYSE MKT Rules. As a result, Emerson is not required to comply with all listing standards and governance requirements that would otherwise apply to a public listed company. Mr. Miller believes that shareholder value is impaired by the ongoing overhang of Grande control.

Related Person relationships with Grande. As a long-term investor, Mr. Miller believes that each member of the Board has a duty to minority public stockholders, including directors who have relationships with Grande Holdings and its Provisional Liquidators. Emerson has a long history of related party transactions and accounting failures, as well as litigation and tax disputes that created risks to shareholder value, many of them related to control by Grande and its affiliates.

Mr. Miller believes that the Board should actively pursue a sale of the Company or business combination. As a matter of urgency, Mr. Miller believes that the Board of Directors of Emerson should actively pursue a sale of the Company or other strategic transaction. The 2015 tax settlement with the IRS can be expected to increase valuation for purposes of a near-term sale of the Company. Mr. Miller believes that the rights of minority stockholders will continue to be compromised by uncertainties over the control block of shares held by Grande.

Review of strategic alternatives. As previously stated, Mr. Miller believes that a sale of the Company would benefit all shareholders, including Grande. Mr. Miller further notes that a sale of the Company would provide significant value, liquidity and other benefits to Grande and its creditors during Grande’s pending restructuring. Mr. Miller notes with approval that Emerson’s CEO indicated in its recent earnings release that the Company is identifying strategic courses of action for consideration. Mr. Miller urges the Board of Directors to be mindful of the rights of minority public stockholders during this strategic review.

Mr. Miller believes that the Board should continue to return value to stockholders through additional cash dividends rather than maintain excessive cash balances, especially while control of the Company is in question. Mr. Miller has urged Emerson to return value to stockholders. Mr. Miller continues to favor additional cash dividends to enhance shareholder value, subject to appropriate tax provisions with respect to the Grande shares.

In view of prior lawsuits against Emerson insiders in conflict of interest transactions, Mr. Miller believes that further litigation might result if Grande regains active control of Emerson. Mr. Miller will continue to scrutinize all transactions that affect Emerson common stock and its trading value.

In the Schedule 13D and past filings, Mr. Miller has urged governance reforms at Emerson, especially with respect to internal controls and ongoing related party transactions with Grande.

Mr. Miller may consider purchases and sales of shares of Emerson on the open market or in other transactions, including with the Provisional Liquidators of Grande

Except in connection with the matters described in this Item 4 and as contemplated herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investment, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. Mr. Miller may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,574,898 shares of Common Stock, which is equal to approximately 5.8% of the outstanding shares, based on 27,129,832 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-Q filed on November 17, 2015. As of the date hereof, 220,328 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-3, 266,061 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 159,317 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust C, 44,500 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust D, 3,165 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam I, 136,281 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Milfam II, 158,742 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (I10), 481,323 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by MILGRAT (P10), 1,194 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by the IRA, and 103,987 of the shares of Common Stock beneficially are owned by Mr. Miller directly.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-3, Trust A-4, Trust C, MILGRAT (I10), MILGRAT (P10), the IRA, Milfam I, Milfam II and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	Milfam II
Date of Transaction	Number of Shares Purchased	Price Per Share
November 18, 2015	3,600	$1.05

	MILGRAT (I10)
Date of Transaction	Number of Shares Sold	Price Per Share
November 25, 2015	159,317	N/A*

	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
November 25, 2015	159,317	N/A*

*Transfer of Common Stock from Milgrat (I10) to Trust C.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not Applicable.

Item 7. Material to be Filed as Exhibits.

Not Applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 15, 2015

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III

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